EXHIBIT 99.1
                                ----------------

                      VETERINARY CENTERS OF AMERICA, INC.
                          REPORTS FOURTH QUARTER AND
                          YEAR END FINANCIAL RESULTS

     SANTA MONICA, CA, FEBRUARY 18, 1997 -- VETERINARY CENTERS OF AMERICA, INC. ("VCA") (NASDAQ NM SYMBOL: VCAI), Tuesday announced that revenues for the fourth quarter and the fiscal year ended December 31, 1996 hit record levels.

     The Company reported revenues of $52.3 million for the fourth quarter and $182.2 million for the full year. This represents an increase for the quarter and year of 71.1% and 69.1%, respectively, over revenues of $30.6 million and $107.7 million in the comparable periods in the prior year.

     The increases in revenues for the quarter and the year were attributable primarily to the Company's aggressive acquisition program.

     VCA's current and historical operating results include the results of Pets' Rx, Inc., which was acquired through a pooling-of-interests merger on June 19, 1996. In addition, on July 19, 1996, the Company acquired The Pet Practice, Inc. The Company acquired over 100 animal hospitals primarily through these acquisitions.

     In addition, the Company completed the acquisition of six veterinary diagnostic laboratories in 1996.

     In the third quarter of 1996, the Company began to implement its plan to integrate the operations of the acquired hospitals. This plan included the write-off of certain redundant assets, the closure or sale of unprofitable hospitals and the termination of certain personnel.

     As a result, the Company recorded charges of $2.9 million in the fourth quarter and $15.2 million for the year. The charges, net of tax, represents $0.10 and $0.89 per share, respectively.

     The Company reported a net loss for the fourth quarter of $2.6 million or $0.14 per share, compared to a net loss of $1.8 million or $0.16 per share in 1995.

     Excluding the after-tax effect of restructuring and asset write-down charges in 1996 and 1995, the Company posted a loss for the fourth quarter of 1996 of $806,000 or $0.04 per share, compared with income of $371,000 or $0.03 per share for the fourth quarter of 1995.

     The Company reported a net loss for 1996 of $14.6 million or $0.92 per share, compared to a net loss of $1.2 million or $0.13 per share in 1995. Excluding the after-tax effect of restructuring and asset write-down charges in 1996 and 1995, the Company recorded income of $2.3 million or $0.15 per share in 1996, compared with income of $1.6 million or $0.17 per share in 1995.

     Bob Antin, President and Chief Executive Officer, stated: "1996 was a year of tremendous growth. The hospital division more than doubled in size, adding more than 100 locations to solidify our position as the largest provider of veterinary medicine in the United States. We now have over 150 hospitals in 23 states."

     "We also developed the largest veterinary exclusive diagnostic laboratory network in the country. Our laboratory network, now operating under the name Antech Diagnostics, has the ability to provide same-day or next-day results to approximately 90% of the country."

     "Vet's Choice, our joint venture with H.J. Heinz, reached a milestone with profitable months in December 1996 and January 1997."

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     "The growth was accompanied by significant integration problems which became apparent during the fourth quarter. The Company has developed a plan which includes selling, closing or merging hospitals which do not fit our operating model, continuing our acquisition program, strengthening our management team, and completing the systems integration process."

     "We also altered the Vet's Choice partnership, allowing Heinz Pet Products to provide the day-to-day management of Vet's Choice which allows our management team to focus on our hospital and laboratory businesses."

     "We believe that Heinz Pet Products will be able to combine our products' marketing and distribution efforts with those of Nature's Recipe and other Heinz Pet Products pet-food companies, leveraging marketing, distribution and logistics and, most importantly, the value of our 50.5% ownership. Heinz Pet Products has an option to purchase our interest in three years based on a multiple of revenues."

     "Additionally, VCA and Heinz Pet Products have entered into a separate agreement in which VCA will continue to provide support services to Heinz Pet Products and assist them in their efforts to penetrate the worldwide hospital market. Heinz Pet Products of the United States and Canada will pay VCA $15.3 million for these services, which will be recognized over a three-year period."

     Antin concluded, "While the improvements are ongoing, we expect to substantially complete our efforts by the end of April 1997."

     VETERINARY CENTERS OF AMERICA, INC. owns and operates a nationwide network of veterinary hospitals and veterinary clinical laboratories. The Company currently provides goods and services to approximately 9,000 animal hospitals nationwide.

     In addition, VCA is a partner of Vet's Choice, a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Company (NYSE Symbol: HNZ), which markets and distributes a complete line of specialty pet foods.

     With the exception of the historical information, the matters discussed above include forward-looking statements that involve risks and uncertainties.

     Among the important factors that could cause actual results to differ from those indicated in the forward-looking statements are that the success of the Company's acquisition program is dependent upon identifying potential acquisition candidates, successfully negotiating favorable terms in the related acquisition agreements and successfully integrating and profitably operating the businesses once acquired. The failure of any of these steps would cause actual results to differ materially from the forward-looking statements discussed above. These and other risk factors are discussed in the Company's recent filings with the Securities and Exchange Commission on Forms 8-K, 10-Q and 10-K and the reader is directed to these reports for a further discussion of important factors that could cause actual results to differ materially from those in the forward-looking statements.

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                      Veterinary Centers of America Inc.
                     Consolidated Statements of Operations
                          (Unaudited -- In Thousands)

                              Three Months Ended            Twelve Months Ended
                                   Dec. 31,                     Dec. 31,
                              1996      1995                1996     1995
Revenues:
 Animal Hospital            $ 36,595   $19,402         $    120,842 $67,059
 Laboratory                   14,511    10,121              56,774   37,606
 Pet Food                     2,553     1,649               8,674    4,756
 Eliminations                 (1,338)   (594)               (4,130)  (1,727)
                              52,321    30,578              182,160  107,694

Direct Costs                  43,163    23,191              139,586  80,099

Gross Profit:
 Animal Hospital              3,471     3,000               17,858   11,767
 Laboratory                   4,558     3,890               21,184   14,277
 Pet Food                     1,129     497                 3,532    1,551
                              9,158     7,387               42,574   27,595

General & Administrative:
 Corporate                    3,584     1,573               10,450   6,029
 Laboratory                   1,010     933                 4,619    3,569
 Pet Food                     1,183     974                 4,666    4,086
                              5,777     3,480               19,735   13,684

Depreciation & Amortization   2,512     1,377               7,496    4,144
Restructuring Charges         2,851     2,148               15,21    33,234
Merger Costs                  --        --                  2,901    --

Operating (Loss) Income       (1,982)   382                 (2,771)  6,533
Interest Expense, Net         845       716                 3,325    2,549
(Loss) Income Before Minority Interest
and Income Taxes              (2,827)   (334)               (6,096)  3,984
Minority Interest Expense     1,539     878                 6,577    2,960
(Benefit) Provision
for Income Taxes              (1,747)   565                 1,959    2,238
Net (Loss) Income        $    (2,619) $(1,777)           $(14,632) $(1,214)
(Loss) Earnings Per Share   (14 cents)(16 cents)         (92 cents)(13 cents)
Shares Used for Computing EPS 19,055    11,364              15,942   9,233
Components of Net (Loss)
Income Per Share:
Net, Excluding Charges   $      (806) $371                  $2,338   $1,579
Restructuring and
Asset Writedown Charges      (1,813)  (2,148)              (14,175)  (2,793)
Merger Costs                    --      --                  (2,795)    --
Net (Loss) Income        $   (2,619) $(1,777)              $(14,632) $(1,214)

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Components of Net (Loss)
Income Per Share:
Net, Excluding Charges     (4 cents) 3 cents                15cents  17 cents
Restructuring and Asset
Writedown Charges         (10 cents)(19 cents)             (89cents)(30 cents)
Merger Costs                  --        --                  (18cents)     --
Net (Loss) Income
Per Share                 (14 cents)(16 cents)             (92cents)(13 cents)

CONTACT:  Veterinary Centers of America Inc., Santa Monica
          Bob Antin or Tom Fuller, 310/392-9599